UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 14D-9/A

(Amendment No. 2)

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

WILLIAM LYON HOMES

(Name of Subject Company)

WILLIAM LYON HOMES

(Name of Person Filing Statement)

Common Stock, par value $.01 per share

(Title of Class of Securities)

552074 10 6

(CUSIP Number of Class of Securities)

Jeffrey A. Le Sage, Esq.

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071-3197

(213) 229-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) originally filed on March 31, 2006 with the Securities and Exchange Commission (the “SEC”) by William Lyon Homes (the ”Company”), a Delaware corporation, as previously amended on April 3, 2006, relating to the tender offer by General William Lyon (“General Lyon” or the “Offeror”) pursuant to which the Offeror has offered to purchase all of the outstanding common stock of the Company (the “Common Stock”) that he does not beneficially own. The tender offer is being made on the terms and subject to the conditions described or referenced in the Tender Offer Statement on Schedule TO, together with the exhibits thereto, filed by the Offeror on March 17, 2006 with the SEC, as amended or supplemented. On March 17, 2006, the Company’s board of directors (the “Board”) formed a special committee of independent directors (the “Special Committee”) to evaluate the tender offer, to prepare, file and distribute this Statement, and to take all other action necessary, appropriate, or advisable regarding the tender offer.

Item 2. Identity and Background of Filing Person.

The information contained in the first paragraph under the caption “Tender Offer” in Item 2 of the Statement is hereby amended and restated as follows:

The Statement relates to the tender offer by General William Lyon (“General Lyon” or the “Offeror”), Chairman of the Company’s board of directors (the “Board”) and Chief Executive Officer of the Company, pursuant to which the Offeror offered to purchase all of the Common Stock that (1) he does not beneficially own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder), (2) is not held by either the William Harwell Lyon Separate Property Trust or the William Harwell Lyon 1987 Trust (collectively, the “Trusts”), and (3) is not held in the treasury of the Company or any of its wholly owned subsidiaries (the “Shares”) at an initial price per share of $93.00 in cash, without interest. The tender offer was commenced on March 17, 2006 and was initially scheduled to expire at 12:00 midnight, New York City time, on April 13, 2006. Subsequently, after discussions with the Special Committee that are described in the section captioned “The Solicitation or Recommendation — Background of the Offer,” the Offeror increased the per share cash offer to $100.00, without interest (the “New Offer Price”), which is reflected in the Offeror’s Amendment No. 4 to the Schedule TO filed on April 11, 2006. According to this amended Schedule TO, the Offer will now expire at 12:00 midnight, New York City time, on April 21, 2006. The tender offer is being made on the terms and subject to the conditions described or referenced in the Tender Offer Statement on Schedule TO, together with the exhibits thereto, filed by the Offeror with the Securities and Exchange Commission (the “SEC”) on March 17, 2006, as amended or supplemented (the “Schedule TO”). The initial $93.00 per share cash offer, which was subsequently increased to $100.00 per share in cash, together with all of the terms and conditions applicable to the tender offer, is referred to in this Statement as the “Offer.”

Item 4. The Solicitation or Recommendation.

The information contained in Item 4 of the Statement under the caption “Recommendation of the Special Committee” is hereby amended and restated as follows:

After careful consideration, and for reasons explained below, the Special Committee has determined that the New Offer Price is fair to holders of the Shares and recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

The Special Committee recognizes the importance of its role on behalf of the disinterested stockholders of the Company and has endeavored to act in their best interests. To assist it, the Special Committee retained Morgan Stanley & Co. Incorporated (“Morgan Stanley”) as its financial advisor and Gibson Dunn & Crutcher LLP (“Gibson Dunn”) as its legal counsel. In consultation with Morgan Stanley and Gibson Dunn, and after careful consideration, the Special Committee unanimously determined to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

Reasons for the Special Committee’s Recommendation

In reaching its recommendation, the Special Committee considered a number of factors, including the following:

1. The Company’s Operating and Financial Condition. The Special Committee took into account the current and historical financial condition and results of operations of the Company, as well as the prospects and strategic objectives of the Company, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the industry and markets in which the Company operates.

2. Management’s Projections of Future Performance. The Special Committee took into account the projections of the Company’s future performance that were prepared by the Company’s management and are included in the Offeror’s offer to purchase (the “Offer to Purchase”) (See Section 12 – “Lyon Homes Financial Projections”). In this regard, the Special Committee considered the Company’s financial performance in prior years and how it compared to management’s projections of performance for those periods.

3. Morgan Stanley Fairness Opinion. The Special Committee took into account presentations from Morgan Stanley and the oral opinion conveyed on April 9, 2006 and subsequently confirmed by delivery of a written opinion dated April 10, 2006, that, as of the date of the opinion and based upon and subject to the assumptions, qualifications and limitations set forth in the opinion, the New Offer Price to be received by holders of Shares (other than Wade H. Cable, President and Chief Operating Officer of the Company (“Mr. Cable”), and Mr. Cable and Susan M. Cable, as Trustees of The Cable Family Trust Est. 7-11-88 (the “Cable Trust”)) in the Offer was fair from a financial point of view to such holders. A copy of the opinion rendered by Morgan Stanley is attached to this Statement as Annex A and is incorporated herein by reference. Stockholders should read this opinion in its entirety.

4. Transaction Financial Terms/Premium to Market Price. The Special Committee considered the relationship of the New Offer Price to be received by holders of Shares in the Offer to the historical market prices for the Shares. The New Offer Price represents a premium of 32.1% over the reported closing sale price on the last full trading day prior to the announcement of the proposed transaction, a premium of 38.1% over the reported closing sale price on the full trading day one week prior to such date, a premium of 16.5% over the reported closing sale price on the full trading day four weeks prior to such date, and a premium of 7.5% over the Offeror’s initial offer price of $93.00 per Share.

5. Arm’s-Length Negotiations. The Special Committee and its representatives have received full cooperation from the Company in providing non-public information that they have requested, and the $100.00 per Share Offer price is the product of arm’s-length negotiations with the Offeror.

6. Liquidity, Trading Volume and Limited Analyst Coverage. In light of the Offeror’s and the Trusts’ collective long-term and continuing ownership or control of a significant majority of the Common Stock, the liquidity and trading volume for the Shares (i.e., for the remaining minority stake) is low. Illiquidity typically has an adverse effect on trading prices. This issue is exacerbated by the limited coverage of the Common Stock by Wall Street research analysts.

7. Possible Decline in the Company’s Market Price If the Offeror Withdraws His Offer. The Special Committee also considered the possibility that, if a transaction with the Offeror is not completed and the Offeror were to withdraw the Offer, the market price of the Common Stock would decline. The last reported closing market price per share before the announcement of the Offeror’s initial March 17, 2006 proposal to purchase Shares for $93.00 in cash was $75.70.

8. Absence of Alternative Transactions. The Special Committee considered the fact, as confirmed by the Offeror to the Special Committee, that the Offeror is presently, and for the foreseeable future will remain, uninterested in selling all or substantially all of his shares of the Common Stock or causing the Company to sell all or substantially all of the Company’s assets.

9. Conditions to Consummation. The Special Committee considered the fact that the obligation of the Offeror to consummate the Offer is subject to a number of conditions, including: (1) the non-waivable condition that a majority of the Common Stock not owned by the Offeror or the Trusts or the officers and directors of the Company prior to commencement of the Offer, including Common Stock issued upon the exercise of vested options prior to the expiration of the Offer, are validly tendered in the Offer and not withdrawn; (2) the waivable condition that sufficient Shares are validly tendered in the Offer and not withdrawn such that the tendered Shares, together with the shares of Common Stock already owned by the Offeror and the Trusts, would represent at least 90% of the Common Stock upon expiration of the Offer; and (3) the condition that the Offeror receives the proceeds under his financing commitment from Lehman.

10. Possible Conflicts of Interest. The Special Committee has examined the various relationships between the Company, the Offeror, and their respective affiliates. The Special Committee also considered the fact that General Lyon is the Chief Executive Officer and controlling stockholder of the Company and, as a result, considered the degree to which it could rely on the statements made and projections delivered by the Company’s management. The Special Committee also considered that it was reliant on information produced by the Company, which it assumed was factually accurate and complete without independent verification.

11. Communications with Stockholders. The Special Committee also requested input on the Offer from the Company’s stockholders in the Schedule 14D-9 filed on March 31, 2006, the accompanying letter to stockholders and the related press release. As a result, the Special Committee, through Morgan Stanley, received such input from several of the Company’s stockholders, which it took into consideration in reaching its recommendation.

The members of the Special Committee evaluated the Offer using their knowledge of the business, financial condition and prospects of the Company and the advice of their financial and legal advisors. Because of the variety and complexity of the factors relevant to the financial fairness of the Offer to the holders of the Shares, the Special Committee did not attempt to quantify, rank or otherwise assign relative weights to the specific factors it considered. Furthermore, the foregoing discussion of the information and factors considered by the Special Committee is merely representative; it is not intended to be exhaustive.

Opinion of Morgan Stanley & Co. Incorporated

On March 23, 2006, the Special Committee retained Morgan Stanley to act as its financial advisor and provide a financial opinion letter in connection with the Offer. The Special Committee selected Morgan Stanley to provide financial advice and assistance in connection with the Offer based on Morgan Stanley’s qualifications, expertise, reputation, and experience in transactions similar to the transaction proposed by the Offeror. At a telephonic meeting of the Special Committee held on April 9, 2006, Morgan Stanley delivered its oral opinion, subsequently confirmed by delivery of a written opinion dated April 10, 2006, that, as of that date and based upon and subject to the assumptions, qualifications and limitations set forth in the opinion, the New Offer Price, $100.00 per Share in cash, without interest, to be received by the holders of Shares (other than Mr. Cable and the Cable Trust) in the Offer was fair from a financial point of view to such holders (other than Mr. Cable and the Cable Trust).

The full text of Morgan Stanley’s opinion, dated April 10, 2006, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion, is included as Annex A to this Statement. The summary of Morgan Stanley’s fairness opinion set forth in this Statement is qualified in its entirety by reference to the full text of the opinion. Holders of Shares should read this opinion carefully and in its entirety. Morgan Stanley’s opinion is directed to the Special Committee and only addresses the fairness from a financial point of view of the New Offer Price to the holders of Shares (other than Mr. Cable and the Cable Trust). Morgan Stanley’s opinion did not address any other aspect of the Offer. Morgan Stanley expressed no opinion or recommendation as to whether the Company’s stockholders should tender their Shares into the Offer and should not be relied upon by any stockholder as such.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of the Company;

•	reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

•	reviewed certain financial projections concerning the Company prepared by the management of the Company;

•	discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

•	reviewed the reported prices and trading activity for the Common Stock;

•	compared the financial performance of the Company and the prices and trading activity of the Common Stock with that of certain other publicly-traded companies comparable with the Company and its securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in discussions and negotiations with the Offeror’s financial advisor;

•	reviewed the Offer to Purchase and certain related documents;

•	reviewed the terms of the draft Amended and Restated Commitment Letter, dated April 9, 2006, provided to the Offeror by Lehman Brothers Inc. and Lehman Commercial Paper Inc.; and

•	performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon without independent verification the accuracy and completeness of the information supplied or otherwise made available to it for the purposes of its opinion. With respect to the financial projections prepared by the management of the Company, Morgan Stanley assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company.

In addition, Morgan Stanley assumed that the Offer would be consummated in accordance with the terms set forth in the Offer to Purchase without material modification, waiver or delay, including, among other things, that the financing of the Offer will be obtained on terms consistent with those set forth in the Offer to Purchase. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the tender offer, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the closing of the Offer to Purchase. Morgan Stanley is not a legal, tax or regulatory advisor and has relied upon, without independent verification, the assessment of the Special Committee and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of the Company, nor was it furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of April 10, 2006. Events occurring after the date of the opinion may affect the opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligations to update, revise, or reaffirm this opinion.

In arriving at its opinion, Morgan Stanley was not authorized to solicit, and did not solicit, interest from any party with respect to an acquisition, business combination or other extraordinary transaction involving the Company or its assets.

The opinion was for the information of the Special Committee in connection with the Offer. In addition, Morgan Stanley’s opinion did not in any manner address the underlying business decision by the Special Committee whether to recommend to the stockholders of the Company that they tender their Shares to the Offeror or the relative merits of the Offer compared to other alternatives available to the Company and its stockholders, or whether such alternatives exist.

Valuation Methods and Analyses

The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its opinion. Some of these summaries include information presented in tabular format. In order to understand fully the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses used by Morgan Stanley.

Historical Share Price Analysis

Morgan Stanley reviewed the historical trading prices and volumes for the Common Stock for the period from January 1, 2003 to March 16, 2006 (one day prior to the commencement of the Offer). For the twelve month period prior to the commencement of the Offer, the low and high intra-day prices of the Common Stock was $70.75 and $165.85. The table below presents the share prices of the Common Stock.

Metric	Common Stock Price
52-Week Prior to Offer High (Intra-day)	$165.85
52-Week Prior to Offer Low (Intra-day)	$70.75
1-Month Prior to Offer High (Intra-day)	$88.50
1-Month Prior to Offer Low (Intra-day)	$70.75
1-Day Prior to Offer	$75.70
1-Week Prior to Offer	$72.41
4-Weeks Prior to Offer	$85.85

Morgan Stanley noted that approximately 67% of the pre-announcement trading volume since January 1, 2006 and 100% of the pre-announcement trading volume for the one month prior to announcement was at or below $100.00 per share.

Morgan Stanley also reviewed the recent stock price performance of the Common Stock in comparison to the stock price performances of (i) selected companies that Morgan Stanley deemed comparable to the Company, (ii) the S&P 500, (iii) a market capitalization weighted index of key homebuilding comparable companies, and (iv) a market capitalization weighted index of large capitalization homebuilding companies. The key homebuilding comparable company index included Beazer Homes USA, Inc., Hovnanian Enterprises, Inc., M.D.C. Holdings, Inc., Meritage Homes Corporation, The Ryland Group, Inc., Standard Pacific Corp., and Technical Olympic USA Inc. The large capitalization homebuilding company index included Centex Corporation, D.R. Horton, Inc., KB Home, Lennar Corporation, and Pulte Homes, Inc. Morgan Stanley observed the appreciation or depreciation in closing prices in the last twelve month period ending March 16, 2006 as shown below:

Company	Appreciation/ (Depreciation) 3/16/05 to 3/16/06	Total Shareholder Return 3/16/05 to 3/16/06
William Lyon Homes	(4.8%)	(4.8%)
Beazer Homes USA, Inc.	27.5%	28.4%
Hovnanian Enterprises, Inc.	(12.8%)	(12.8%)
M.D.C. Holdings, Inc.	(11.9%)	(10.8%)
Meritage Homes Corporation	(10.0%)	(10.0%)
The Ryland Group, Inc.	6.3%	6.7%
Standard Pacific Corp.	(8.9%)	(8.5%)
Technical Olympic USA Inc.	(14.1%)	(13.9%)
Key Comparable Companies Index	(3.1%)	NA
Large Cap Comparable Companies Index	9.2%	NA
S&P 500	9.9%	9.9%

The foregoing historical share price analysis was presented to the Special Committee to provide it with background information and perspective with respect to the relative historical share prices and share price performances of the Company. No company used in the share price performance analysis is identical to the Company because of differences in business mix, operations, and other characteristics.

Discounted Analyst Price Target

Morgan Stanley reviewed published estimates for the Company by a Wall Street equity research analyst. Morgan Stanley discounted the Wall Street analyst one year price target of $100 at the Company’s estimated cost of equity capital of 10% to 12%, which yielded an implied valuation range for the Common Stock of $89 to $91. Morgan Stanley noted that the New Offer Price is $100.00.

Comparable Company Analysis

Using publicly available information, Morgan Stanley reviewed the market values and trading multiples of the Company and the following twelve publicly held companies in the homebuilding industry that Morgan Stanley deemed comparable to the Company. Companies within this industry with an aggregate value of $5.0 billion or less are referred to below as key comparables and companies with an aggregate value of greater than $5.0 billion are referred to below as large cap companies:

Key Comparables	Large Cap Homebuilders

Beazer Homes USA, Inc.	Centex Corporation

Hovnanian Enterprises, Inc.	D.R. Horton, Inc.

M.D.C. Holdings, Inc.	KB Home

Meritage Homes Corporation	Lennar Corporation

The Ryland Group, Inc.	Pulte Homes, Inc.

Standard Pacific Corp.

Technical Olympic USA Inc.

All multiples were based on closing stock prices on April 7, 2006. Estimated financial data for the selected companies were based on public filings and publicly available equity research analysts’ estimates. Estimated financial data for the Company were based on public filings, publicly announced earnings guidance and publicly available equity research analyst estimates.

For each of the comparable companies, Morgan Stanley calculated the following:

•	Aggregate Value, which is defined as market value of common equity plus debt and preferred stock, less cash.

•	Aggregate Value / 2006E EBITDA, which is defined as Aggregate Value as a multiple of calendar year 2006 estimated earnings before interest, taxes, depreciation, and amortization, or EBITDA, based upon publicly available information, including reports of equity research analysts and using the median of the analysts’ calendar year 2006 estimates.

•	Price / 2006E Earnings, which is defined as stock price as a multiple of estimated earnings per share, based upon publicly available information, including reports of equity research analysts and using the median of the analysts’ calendar year 2006 estimates.

•	Price / 2007E Earnings, which is defined as stock price as a multiple of estimated earnings per share, based upon publicly available information, including reports of equity research analysts and using the median of the analysts’ calendar year 2007 estimates.

•	Price / Tangible Book Value, which is defined as stock price as a multiple of tangible book value per share on a fully diluted basis based on the latest publicly available filings.

A summary of the reference range of market trading multiples is set forth below:

Large Cap Homebuilders	Mean	Median	High	Low

Aggregate Value / 2006E EBITDA	5.6x	5.0x	9.2x	4.1x

Price / 2006E Earnings	6.3x	6.3x	6.7x	6.0x

Price / 2007E Earnings	6.3x	6.3x	6.6x	6.0x

Price / Tangible Book Value	2.0x	1.9x	2.1x	1.7x

Key Comparables	Mean	Median	High	Low

Aggregate Value / 2006E EBITDA	4.4x	4.4x	4.9x	3.3x

Price / 2006E Earnings	5.8x	5.7x	7.2x	4.9x

Price / 2007E Earnings	5.7x	5.7x	6.9x	5.0x

Price / Tangible Book Value	1.8x	1.7x	2.4x	1.4x

Morgan Stanley calculated an implied valuation range by applying multiple ranges to the applicable operating statistics based on publicly available equity research analyst estimates, and other publicly available data. Based upon and subject to the foregoing, Morgan Stanley calculated implied valuation ranges for the Common Stock of $49 to $63 per share based on 2006E EBITDA, $80 to $87 per share based on 2006E EPS, $83 to $90 per share based on 2007E EPS, and $96 to $114 based on tangible book value. Morgan Stanley noted that the New Offer Price is $100.00.

In addition, Morgan Stanley calculated the value of the average daily trading volume based on the average share price and the average daily volume over a period of three months. The value of the average daily volumes for the Company, the median of the Key Comparables and the median of the Large Cap Comparables was $14 million, $52 million, and $118 million, respectively. Morgan Stanley also calculated the value of the public float based on public shares outstanding excluding non-investment company insiders. The public float for the Company, the median of the Key Comparables and the median of the Large Cap Comparables was $214 million, $2.3 billion, and $8.7 billion, respectively.

Morgan Stanley noted that the Company traded at an average discount of 44% to the key homebuilding comparable companies on a Price / Last Twelve Months Earnings per Share multiple basis since January 1, 2005. Morgan Stanley also noted that the Company traded at an average discount of 28% to the key homebuilding comparable companies on an Aggregate Value / Last Twelve Months EBITDA multiple basis since January 1, 2005.

Although the foregoing companies were compared to the Company for purposes of this analysis, Morgan Stanley noted that no company used in the comparable company analysis is identical to the Company because of differences between the business mix, markets served, operations, and other characteristics of the Company and the comparable companies. In evaluating the comparable companies, Morgan Stanley relied on publicly available equity research analyst estimates, which estimates are based in part on judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions, and other matters, many of which are beyond the control of the Company, such as the impact of competition on the business of the Company, as well as on the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of the Company or the industry or in the markets generally. Mathematical analysis, such as determining the mean or median, is not in itself a meaningful method of using comparable company data.

Discounted Equity Value Analysis

Morgan Stanley performed an analysis of the implied present value per share of the Common Stock on the Company’s projected future equity value using the fiscal year 2008 estimates based on management projections.

To calculate the discounted equity value, Morgan Stanley multiplied the applicable earnings estimate by the next calendar year multiple range, based on the reference range derived from the comparable company analysis, and discounted the implied nominal equity values of the Company to a present value at an illustrative discount rate of 11.0%, which reflected the Company’s estimated average cost of equity capital. Based on the aforementioned projections and assumptions, Morgan Stanley derived an implied valuation range for the Common Stock of $81 to $89, using estimates prepared by Company management. Morgan Stanley noted that the New Offer Price is $100.00.

Precedent Premiums and Transactions Analysis

Morgan Stanley analyzed the consideration to be received by holders of Shares in the Offer in relation to the historical market price of the Common Stock. The following table lists the percentage premium of the New Offer Price for a share of Common Stock of $100.00 as compared to the closing Common Stock prices one day, one- week and four-weeks prior to the initial announcement of the transaction.

	Premium to Price Prior to Announcement (March 17, 2006)
New Offer Price	1 Day	1 Week	4 Weeks
$100.00	32%	38%	16%

Morgan Stanley reviewed publicly available information with respect to selected minority squeeze-out transactions. The transactions reviewed included certain transactions from January 2001 to March 27, 2006 involving 100% cash consideration with transaction values in excess of $100 million and whereby the acquiror owned greater than 50% of the shares. For each transaction, Morgan Stanley analyzed, based on the final offer, the premium offered by the acquiror to the price of the target’s shares one day, one-week and four-weeks prior to the initial announcement of the transaction. The precedent premiums paid in minority squeeze-out analysis was presented to the Special Committee to provide the Special Committee with background information and perspective in connection with the Special Committee’s review of the Offer.

A summary of the reference range of precedent premiums in minority-squeeze-out transactions is set forth below:

	Premium Prior to Announcement
	1 Day	1 Week	4 Weeks
Mean	42%	38%	35%
Median	33%	32%	24%
25th Percentile	23%	23%	15%
75th Percentile	49%	45%	53%
New Offer Price	32%	38%	16%

Based upon and subject to the foregoing, Morgan Stanley calculated implied valuation ranges for the Common Stock of $93 to $113 per share based on 1-day prior premium, $89 to $105 per share based on 1-week prior premium, $99 to $131 per share based 4-weeks prior premium. Morgan Stanley noted that the New Offer Price is $100.00.

Morgan Stanley also reviewed publicly available information with respect to full acquisitions from January 2005 to March 27, 2006 involving 100% cash consideration for United States based publicly-traded target companies with transaction values in excess of $100 million. For each transaction, Morgan Stanley analyzed, based on the final offer, the premium offered by the acquiror to the price of the target’s shares one day, one-week, and four-weeks prior to the initial announcement of the transaction. The precedent premiums paid in full acquisitions analysis was presented to the Special Committee to provide the Special Committee with background information and perspective in connection with the Special Committee’s review of the Offer.

A summary of the reference range of precedent premiums in 100% cash consideration transactions is set forth below:

	Premium Prior to Announcement
	1 Day	1 Week	4 Weeks
Mean	24%	26%	29%
Median	21%	23%	24%
25th Percentile	11%	14%	16%
75th Percentile	34%	33%	36%
New Offer Price	32%	38%	16%

Based upon and subject to the foregoing, Morgan Stanley calculated implied valuation ranges for the Common Stock of $84 to $102 per share based on 1-day prior premium, $83 to $97 per share based on 1-week prior premium, and $100 to $117 per share based on 4-weeks prior premium. Morgan Stanley noted that the New Offer Price is $100.00.

Using publicly available information, Morgan Stanley reviewed and compared the purchase prices and multiples paid in merger and acquisition transactions greater than $100 million in the homebuilding industry since January 2000 which Morgan Stanley deemed relevant. The transactions that Morgan Stanley considered comparable to the transaction consisted of (identified by acquiror/target)

•	Lennar Corporation / The Newhall Land and Farming Company

•	Beazer Homes USA, Inc. / Crossman Communities, Inc.

•	D.R. Horton, Inc. / Schuler Homes, Inc.

•	Pulte Homes, Inc. / Del Webb Corporation

•	Lennar Corporation / U.S. Home Corporation

Morgan Stanley calculated the equity purchase price as a multiple of tangible book value for each acquired company for the fiscal quarter preceding the announcement of each applicable transaction. The analysis indicated a multiple range of 0.8x to 2.0x with a mean multiple of 1.5x and a median multiple of 1.6x. Based on selected multiples, this analysis indicated a range of equity values per Share of $86 to $105. Morgan Stanley noted that the New Offer Price is $100.00.

No company or transaction utilized in the analysis of selected precedent premiums or precedent transactions is identical to the Company or this transaction. Accordingly, an analysis of the results of such a comparison is not purely mathematical but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the companies involved and other factors that could affect the Offer or the selected transactions to which it is being compared.

Discounted Cash Flow Analysis

Morgan Stanley performed a discounted cash flow analysis of the projected unlevered free cash flows for fiscal years 2006 through 2008, based on the projections prepared by the management of the Company, which included only currently identified land projects. Morgan Stanley calculated implied equity values per Share by using estimated discount rates ranging from 8% to 10% and multiples of estimated fiscal year 2008 tangible book value ranging from 0.9x to 1.1x. Based on selected ranges of multiples and discount rates, this analysis indicated a range of equity values per Share of $78 to $104. Morgan Stanley noted that the New Offer Price is $100.00.

The valuation stated above is not necessarily indicative of the Company’s respective actual, present or future value or results, which may be more or less favorable than suggested by this type of analysis.

General

The summary set forth above does not purport to be a complete description of all the analyses performed by Morgan Stanley. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of these methods to the particular circumstances and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of the analyses as a whole and did not attribute any particular weight to any particular analysis or factor considered by it. The summary provided and the analyses described above must be considered as a whole, and selecting any portion of Morgan Stanley’s analyses, without considering all analyses, would create an incomplete view of the process underlying Morgan Stanley’s opinion. In addition, Morgan Stanley may have given various factors more or less weight than other factors and may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of the Company.

In performing its analysis, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. Any estimates contained in the analyses performed by Morgan Stanley are not necessarily indicative of actual values, which may be significantly more or less favorable than suggested by such estimates. The analyses performed were prepared solely as part of Morgan Stanley’s analysis of the fairness from a financial point of view to the holders of the Shares (other than Mr. Cable and the Cable Trust) of the consideration pursuant to the Offer and were conducted in connection with the delivery by Morgan Stanley of its opinion, dated April 10, 2006, to the Special Committee.

The consideration pursuant to the Offer was determined through arm’s-length negotiations between the Offeror and the Special Committee, which were mediated by their respective financial advisors, and the Special Committee recommended that holders of the Shares accept the Offer and tender their Shares pursuant to the Offer. Morgan Stanley’s opinion to the Special Committee was one of many factors taken into consideration by the Special Committee in making its recommendation to holders of the Shares to accept the Offer and tender their Shares pursuant to the Offer. Morgan Stanley did not advise the Special Committee that any specific consideration constituted the only appropriate consideration for the transaction.

Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Special Committee with respect to the consideration or of whether the Special Committee would have been willing to agree to a different consideration. The foregoing summary describes the material analyses performed by Morgan Stanley but does not purport to be a complete description of the analyses performed by Morgan Stanley.

Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking business, is continuously engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate, estate and other purposes. In the ordinary course of its business, Morgan Stanley and its affiliates may from time to time trade in the securities or the indebtedness of the Company and its affiliates for its own account, the accounts of investment funds and other clients under the management of Morgan Stanley and for the accounts of its customers and accordingly, may at any time hold a long or short position in such securities or indebtedness for any such account. In addition, an affiliate of Morgan Stanley, along with such affiliate’s joint venture partners and in the ordinary course of such affiliate’s business, entered into an agreement in December 2005 to sell certain land assets to the Company. Pursuant to such agreement, the Company released to the joint venture a non-refundable deposit in advance of the currently anticipated closing date for such transaction in September 2006. The Morgan Stanley affiliate’s portion of the total proceeds from the transaction is expected to be approximately $42 million.

Morgan Stanley has acted as financial advisor to the Special Committee in connection with this transaction and will receive a fee for its services, a significant portion of which is contingent upon rendering or being prepared to render its financial opinion. The Company has also agreed to reimburse Morgan Stanley for certain fees and expenses incurred in performing its services as described in Item 5 below. In addition, the Company has agreed to indemnify Morgan Stanley and certain related parties against certain liabilities related to, arising out of or in connection with its engagement as the Special Committee’s financial advisor, also as described in Item 5 below.

The information after the seventh paragraph under the caption “Background of the Offer — The Current Offer” in Item 4 of the Statement is hereby amended and restated as follows:

On March 28, 2006, a representative of Lehman Brothers Inc. (“Lehman”), financial advisor to the Offeror, had preliminary conversations with representatives of Morgan Stanley about how the Offeror determined the initial Offer price, whether the Offeror would increase it, and the conditions to the Offeror’s financing.

Later on March 28, 2006, the Special Committee held a telephonic meeting with its financial and legal advisors and discussed the status of Morgan Stanley’s due diligence process and the dialogue with Lehman. At the conclusion of the meeting, the Special Committee determined that it was unable to provide a recommendation regarding the Offer at that time.

On March 30, 2006, in a conversation between a representative of Lehman and a representative of Morgan Stanley, Lehman inquired as to how the Special Committee would react to an increase in the Offer per Share price to $96.50. The Offer price was not, however, formally increased by General Lyon.

Later on March 30, 2006, the Special Committee held a meeting with its financial and legal advisors and received and considered a report from its financial advisor on the results of its due diligence and valuation analysis to date. Based upon the information provided and discussion among the Special Committee and its advisors, the Special Committee voted unanimously to authorize and direct Morgan Stanley to engage in discussions with Lehman seeking to improve the Offer.

On March 31, 2006, Morgan Stanley informed Lehman of the Special Committee’s view that an offer at $96.50 was inadequate and that some conditions in the Lehman financing commitment letters needed to be removed.

Later on March 31, 2006, representatives of Lehman spoke with representatives of Morgan Stanley to discuss a potential price increase. Lehman indicated that the Offeror may be willing to consider increasing the Offer price. The Morgan Stanley representatives indicated they needed to further discuss valuation considerations with the Special Committee.

On April 3, 2006, in a conversation between a representative of Lehman and a representative of Morgan Stanley, Lehman inquired as to how the Special Committee would react to an increase in the Offer per Share price to $98.00. The Offer price was not, however, formally increased by General Lyon.

On April 4, 2006, a representative of Morgan Stanley engaged in further discussions with a representative of Lehman regarding the Offer and the issues previously discussed. On the same day, the Special Committee held a telephonic meeting with its financial and legal advisors. During that meeting, the Special Committee received and considered additional information from Morgan Stanley on its valuation analyses, including answers to questions posed to Morgan Stanley by the Special Committee in its March 30, 2006 meeting, and was briefed regarding Morgan Stanley’s discussions with Lehman. The Special Committee also received an update from Gibson Dunn on the pending class action litigation associated with the Offer. Based upon the information provided and discussion between the Special Committee and its advisors, the Special Committee directed Morgan Stanley to communicate with Lehman to (1) propose a higher Offer price of $106.00 per Share and

(2) request removal of some of the conditions to the financing commitment from Lehman Commercial Paper Inc. and Lehman Brothers Inc.

On April 5, 2006, a representative of Morgan Stanley spoke with a representative of Lehman to discuss Morgan Stanley’s valuation of the Company and the Special Committee’s directive to (1) propose a higher Offer price of $106.00 per share and (2) request removal of some of the conditions to the financing commitment from Lehman Commercial Paper Inc. and Lehman Brothers Inc. Later that day, Lehman asked Morgan Stanley how the Special Committee would respond to an increase in the Offer per Share price to $99.00. The Offer price was not, however, formally increased by General Lyon.

During a telephonic meeting of the Special Committee on April 6, 2006, Morgan Stanley briefed the Special Committee on its discussions with Lehman, including Lehman’s proposal to raise the Offer per Share price to $99.00. Morgan Stanley advised the Special Committee that Lehman had indicated in discussions to date that Lehman was insistent that General Lyon was unwilling to raise his Offer to $100.00 or above. After careful consideration of the advice of Morgan Stanley regarding its discussions with Lehman and Morgan Stanley’s valuation of the Company, the Special Committee directed Morgan Stanley to communicate to Lehman that it was not prepared to recommend that holders of the Shares tender for an Offer per Share price less than $100.00.

On April 7, 2006, a representative of Morgan Stanley continued discussions with Lehman. Following those discussions, Lehman notified Morgan Stanley that General Lyon was prepared to (1) raise the Offer to the New Offer Price, $100.00 per Share in cash, without interest, and (2) remove some of the conditions to the financing commitment from Lehman Commercial Paper Inc. and Lehman Brothers Inc., provided that the Special Committee recommended the Offer.

During a telephonic meeting of the Special Committee on April 9, 2006, the Special Committee received and considered Morgan Stanley’s oral opinion that the New Offer Price was fair from a financial point of view to holders of Shares (other than Mr. Cable and the Cable Trust). In consultation with its financial and legal advisors, the Special Committee determined that the New Offer Price of $100.00 is fair to the holders of the Shares. It therefore unanimously decided to recommend that holders of the Shares accept the Offer and tender their Shares pursuant to the Offer.

On April 10, 2006, Morgan Stanley delivered to the Special Committee a written opinion that as of April 10, 2006, based upon and subject to the assumptions, qualifications and limitations set forth in the opinion, the New Offer Price of $100.00 per Share in cash, without interest, was fair from a financial point of view to holders of Shares (other than Mr. Cable and the Cable Trust).

Item 8. Additional Information

The third paragraph under the caption “Litigation” in Item 8 is hereby amended and restated as follows:

On March 24, 2006, the Delaware Court of Chancery entered an order consolidating the Crady and Brown actions and designating the Brown complaint as the operative complaint. The Delaware Court further set a hearing on plaintiffs’ motion for a preliminary injunction, and ordered expedited discovery. Thereafter, defendants and their representatives produced over 30,000 pages of documents, and plaintiffs took the depositions of certain of the defendants and their representatives. On April 5, 2006, plaintiffs in the consolidated Delaware action filed their brief and evidentiary motion in support of their motion for a preliminary injunction. On April 7, 2006, defendants filed their oppositions to plaintiffs’ motion.

In the California action, the Superior Court on March 28, 2006, ordered the parties to submit briefing on the court’s jurisdictional issue. On April 5, 2006, plaintiff Alaska Electrical Pension Fund filed an amended complaint. On April 6, 2006, the California Court ruled that it has jurisdiction over the action, and scheduled a further status conference for April 12, 2006.

On April 10, 2006, the parties to the consolidated Delaware action executed a Memorandum of Understanding (the “Memorandum”) reflecting their agreement to settle the class claims asserted in the Delaware action subject to approval of the Delaware Court. The Memorandum calls for the parties, after confirmatory discovery, to present to the Court a Stipulation of Settlement and any other necessary documents to obtain the prompt approval by the Court of the Settlement and the dismissal with prejudice of the Delaware action. The Stipulation of Settlement will include a release of all claims against all defendants held by the plaintiffs and class members. Pursuant to the terms of the Memorandum of Understanding, plaintiffs’ attorneys intend to apply for an award of fees not to exceed $1,200,000, and the Offeror has agreed to pay any fees awarded by the Court. The settlement is contingent upon, among other things, consummation of the Tender Offer at the $100.00 per share price and approval by the Delaware Court of Chancery. This summary of the Memorandum does not purport to be complete and is qualified in its entirety by reference to the Memorandum which is filed as an exhibit to the Schedule TO and which is incorporated herein by reference.

The fourth sentence under the caption “Delaware General Corporation Law — Appraisal Rights” in Item 8 is hereby amended and restated as follows:

The value so determined could be more or less than or the same as the New Offer Price.

Item 9. Exhibits.

The information contained in Item 9 of the Statement and the Exhibit Index is hereby amended and supplemented as follows:

Exhibit No.	Description
(a)(14)	Resolutions of the Board of Directors of William Lyon Homes

(a)(15)	Press Release issued by General William Lyon on April 10, 2006 (incorporated by reference to Exhibit (a)(5)(C) to Amendment No. 4 to the Schedule TO filed by William Lyon on April 11, 2006)

(a)(16)	Memorandum of Understanding dated April 10, 2006 (incorporated by reference to Exhibit (a)(5)(D) to Amendment No. 4 to the Schedule TO filed by William Lyon on April 11, 2006)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WILLIAM LYON HOMES

Dated: April 11, 2006	By:	/s/ Harold H. Greene

	Name:	Harold H. Greene

	Title:	Director and Chairman of the Special Committee*

*	Evidence of authority to sign on behalf of William Lyon Homes has been filed as an exhibit to the Schedule 14D-9.

Annex A

April 10, 2006

Special Committee of the Board of Directors

William Lyon Homes

4490 Von Karman Avenue

Newport Beach, CA 92660

Members of the Special Committee of the Board,

We understand that William Lyon (the “Offeror”), Chairman of the Board and Chief Executive Officer of William Lyon Homes (the “Company”), commenced a tender offer (the “Tender Offer” or the “Offer”) on March 17, 2006, and subsequently proposed to amend on April 10, 2006, to purchase all of the outstanding shares of common stock, par value $0.01 per share (“Common Stock”), of the Company not otherwise owned by the Offeror immediately prior to the commencement of the tender offer at $100.00 per Share, net to the seller in cash, without interest (the “Consideration”), on the terms and subject to the conditions set forth in the Offer to Purchase as filed with the Securities and Exchange Commission on March 17, 2006 as proposed to be amended in an amendment to the Offer to Purchase delivered to the Special Committee on April 10, 2006 (the “Offer to Purchase”). The terms and conditions of the Tender Offer are more fully set forth in the Offer to Purchase. We further understand that approximately 71.6% of the outstanding shares of Common Stock are owned by the Offeror and the William Harwell Lyon 1987 Trust and The William Harwell Lyon Separate Property Trust (the “Trusts”).

You have asked for our opinion as to whether the Consideration to be received by the holders of shares of Common Stock pursuant to the Tender Offer is fair from a financial point of view to such holders other than the Offeror, the Trusts, Wade H. Cable, President and Chief Operating Officer of the Company (“Mr. Cable”), and Mr. Cable and Susan M. Cable, as Trustees of The Cable Family Trust Est. 7-11-88 (the “Cable Trust”).

For purposes of the opinion set forth herein, we have:

i)	reviewed certain publicly available financial statements and other business and financial information of the Company;

ii)	reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

iii)	reviewed certain financial projections concerning the Company prepared by the management of the Company;

iv)	discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

v)	reviewed the reported prices and trading activity for the Common Stock;

vi)	compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other publicly-traded companies comparable with the Company and its securities;

vii)	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

viii)	participated in discussions and negotiations with the Offeror’s financial advisor;

ix)	reviewed the Offer to Purchase and certain related documents;

x)	reviewed the terms of the draft Amended and Restated Commitment Letter, dated April 9, 2006, provided to the Offeror by Lehman Brothers Inc. and Lehman Commercial Paper Inc.; and

xi)	performed such other analyses and considered such other factors as we have deemed appropriate.

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We have assumed and relied upon without independent verification the accuracy and completeness of the information supplied or otherwise made available to us by the Company for the purposes of this opinion. With respect to the financial projections prepared by the management of the Company, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. In addition, we have assumed that the Tender Offer will be consummated in accordance with the terms set forth in the Offer to Purchase, including, among other things, that the financing of the Offer will be obtained on terms consistent with those set forth in the Offer to Purchase. We have assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the Tender Offer, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the closing of the Offer to Purchase. We are not legal, tax or regulatory advisors and have relied upon, without independent verification, the assessment of the Special Committee of the Board of Directors of the Company (the “Special Committee”) and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us, as of the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligations to update, revise or reaffirm this opinion.

In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition of the Company or any of its assets, nor did we negotiate with any of the parties, other than the Offeror. This opinion does not address the underlying business decision by the Special Committee whether to recommend to the stockholders of the Company that they tender their shares of Common Stock to the Offeror or the relative merits of the Offer compared to other alternatives available to the Company and its stockholders, or whether such alternatives exist.

We have acted as financial advisor to the Special Committee in connection with this transaction and will receive a fee for our services, a significant portion of which is contingent upon rendering or being prepared to render this opinion. In addition, an affiliate of Morgan Stanley, along with such affiliate’s joint venture partners and in the ordinary course of such affiliate’s business, entered into an agreement in December 2005 to sell certain land assets to the Company. Pursuant to such agreement, the Company released to the joint venture a non-returnable deposit in advance of the currently anticipated closing date for such transaction in September 2006. The Morgan Stanley affiliate’s portion of the total proceeds from the transaction is expected to be approximately $42 million. In the ordinary course of our trading, brokerage, investment management and financing activities, we and our affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers, in debt or equity securities or senior loans of the Company or any other company or any currency or commodity that may be involved in this transaction.

It is understood that this letter is for the information of the Special Committee and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in any filing made by the Company in connection with the Offer with the Securities and Exchange Commission. In addition, Morgan Stanley expresses no opinion or recommendation as to whether the stockholders of the Company should tender their shares of Common Stock to the Offeror.

A-2

Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of shares of Common Stock pursuant to the Offer to Purchase is fair from a financial point of view to such holders other than the Offeror, the Trusts, Mr. Cable and the Cable Trusts.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

By:
Jeffrey N. Hogan Managing Director

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